SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
    (RULE 14D-100) TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                           COMMERCIAL METALS COMPANY
                       (NAME OF SUBJECT COMPANY (ISSUER))

                               Icahn Partners LP
                         Icahn Partners Master Fund LP
                       Icahn Partners Master Fund II L.P.
                      Icahn Partners Master Fund III L.P.
                         High River Limited Partnership
                             Hopper Investments LLC
                                 Barberry Corp.
                                Icahn Onshore LP
                               Icahn Offshore LP
                               Icahn Capital L.P.
                                   IPH GP LLC
                        Icahn Enterprises Holdings L.P.
                          Icahn Enterprises G.P. Inc.
                                 Beckton Corp.
                                 Carl C. Icahn
                       (NAMES OF FILING PERSONS (OFFEROR)

                         COMMON STOCK, PAR VALUE $0.01
                         (TITLE OF CLASS OF SECURITIES)

                                   201723103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            KEITH L. SCHAITKIN, ESQ.
                                GENERAL COUNSEL
                                ICAHN CAPITAL LP
                          767 FIFTH AVENUE, 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                                 (212) 702-4380
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES
                AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE
TRANSACTION VALUATION:                                     AMOUNT OF FILING FEE:
Not applicable                                             Not applicable

/ /  Check  the  box  if  any  part  of  the  fee  is offset as provided by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    Not applicable          Filing Party:  Not applicable
Form or registration no.:  Not applicable          Date Filed:    Not applicable

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
/X/  third party tender offer subject to Rule 14d-1
/ /  going-private transaction subject to Rule 13e-3
/ /  issuer tender offer subject to Rule 13e-4
/ /  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

     On December 6, 2011, Icahn Enterprises Holdings LP issued a press release relating to Commercial Metals Company (the "Issuer"), a copy of which is filed as Exhibit I hereto and is incorporated herein by reference.

THE ATTACHED PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO PURCHASE NOR A SOLICITATION FOR ACCEPTANCE OF THE OFFER DESCRIBED THEREIN. THE OFFER WILL BE MADE ONLY PURSUANT TO THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS THAT ICAHN ENTERPRISES HOLDINGS L.P. AND CERTAIN OF ITS AFFILIATES (THE "ICAHN GROUP") WILL DISTRIBUTE TO HOLDERS OF COMMON STOCK AFTER THESE DOCUMENTS ARE FILED WITH THE SEC AS EXHIBITS TO ITS SCHEDULE TO. HOLDERS OF COMMON STOCK SHOULD READ CAREFULLY THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED MATERIALS BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING THE VARIOUS TERMS OF, AND CONDITIONS TO, THE OFFER. AFTER THE ICAHN GROUP FILES ITS SCHEDULE TO AND ASSOCIATED EXHIBITS WITH THE SEC, HOLDERS OF COMMON STOCK MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENT ON SCHEDULE TO, THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER DOCUMENTS THAT THE ICAHN GROUP WILL BE FILING WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV.

                                                                       Exhibit I
                                                                       ---------

ICAHN ENTERPRISES LP

FOR IMMEDIATE RELEASE

 ICAHN ENTERPRISES HOLDINGS LP TO MAKE TENDER OFFER FOR ALL OF THE OUTSTANDING
                                     SHARES
                 OF COMMERCIAL METALS COMPANY AT $15 PER SHARE

CONTACT:  SUSAN  GORDON  (212)  702-4309

NEW YORK, NEW YORK, DECEMBER 6, 2011 - Carl C. Icahn today announced that Icahn Enterprises Holdings LP (a subsidiary of Icahn Enterprises LP (NYSE: IEP)), intends to initiate a tender offer for all of the outstanding shares of common stock of Commercial Metals Company (the "Company") at $15 per share.

Closing of the tender offer will not be subject to any due diligence or financing conditions, but will be subject to the redemption by the Company's Board of Directors of the recently adopted "poison pill" and waiver by the Board of Directors of Section 203 of the Delaware General Corporation Law, as well as other customary conditions. The tender offer will be subject to there being validly tendered and not withdrawn at least 40.1% of the issued and outstanding shares of the Company. That number of shares, when added to the shares already owned by the offeror and its affiliates, represents a majority of the issued and outstanding shares of the Company on a fully diluted basis. The tender offer will include withdrawal rights so that a tendering shareholder can freely withdraw any shares prior to the acceptance of such shares for payment under the tender offer.

Mr. Icahn stated that: "It is disappointing that this Board and management team rejected our all cash offer to buy Commercial Metals at $15 per share. I believe it was incumbent on the Board, and that the Board's fiduciary duties required it, to allow shareholders to decide whether they wished to sell their Company. Our tender offer will be directed to shareholders and will require shareholder action. After attempting to work with the Board, we are launching this tender offer so that shareholders can decide for themselves what they wish to do with their company."

We urge you to tender your shares. We have tried and failed to reason with the Board and management, and now it is incumbent upon you to voice your view and urge the Board to respond to shareholder demands. A strong tender offer response will send an unmistakable message to the Board that they need to redeem the poison pill and waive Section 203 so that the tender offer can close and shareholders can be paid immediately. All tendered shares will have withdrawal rights so that a tendering shareholder can freely withdraw any shares previously tendered prior to the acceptance of such shares for payment under the tender offer.

The tender offer price represents a premium of 31% over the stock's closing price on November 25, 2011 (the trading day immediately prior to our previously announced offer to acquire the Company), which was $11.45, and a premium of 72.6% from its low this year on October 3, 2011, which was $8.60. If a majority of shareholders accept our tender offer (including shares already owned by the offeror and its affiliates), we do not believe that even this Board will stand in the way of allowing a majority of its shareholders from accepting this premium if they wish to do so. However, if the Board, even after hearing from a majority of shareholders, fails to lift the poison pill and waive Section 203, we will leave the tender offer open and seek a court order compelling the Board to redeem the poison pill and waive Section 203 so that the shareholders can receive their money.

We hope that even this Board will not decide to waste time and money fighting the will of shareholders in a courtroom battle. But, if they choose to do so, please know that we will fight this case all the way to the Delaware Supreme Court, and it is our belief, that we will prevail on the merits and that the court would order the Board to redeem the pill and waive Section 203 so that the shareholders can be paid. Obviously, the greater the amount tendered, the stronger our case will be.

Commercial Metals has consistently been at odds with good corporate governance standards. Examples of the lack of good corporate governance that are blatantly hostile to shareholders abound and include: (i) the retention of a staggered board, (ii) the adoption of a poison pill without shareholder approval and at the extremely low trigger of 10%, and (iii) the refusal by the Board to allow shareholders to vote on whether our offer was sufficient.

In addition, the 2011 ISS Proxy Advisory Services Report for Commercial Metals highlights numerous other areas of "High Concern". ISS also noted that Commercial Metals sustained poor total shareholder return performance as determined by ISS' standards. As a result of the Company's poor performance, it is extremely important to send a clear message to the Board and management by tendering your shares.


ABOUT ICAHN ENTERPRISES L.P.

Icahn Enterprises L.P. (NYSE: IEP), a master limited partnership, is a diversified holding company engaged in eight primary business segments:
Investment, Automotive, Gaming, Railcar, Food Packaging, Metals, Real Estate and Home Fashion.

CAUTION  CONCERNING  FORWARD-LOOKING  STATEMENTS

Results for any interim period are not necessarily indicative of results for any full fiscal period. This release contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, many of which are beyond our ability to control or predict. Forward-looking statements may be identified by words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates," "will" or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Icahn Enterprises L.P. and its subsidiaries. Among these risks and uncertainties are risks related to economic downturns, substantial competition and rising operating costs; risks related to our investment activities, including the nature of the investments made by the private funds in which we invest, losses in the private funds and loss of key employees; risks related to our automotive activities, including exposure to adverse conditions in the automotive industry, and risks related to operations in foreign countries; risk related to our gaming operations, including reductions in discretionary spending due to a downturn in the local, regional or national economy, intense competition in the gaming industry from present and emerging internet online markets and extensive regulation; risks related to our railcar activities, including reliance upon a small number of customers that represent a large percentage of revenues and backlog, the health of and prospects for the overall railcar industry and the cyclical nature of the railcar manufacturing business; risks related to our food packaging activities, including competition from better capitalized competitors, inability of its suppliers to timely deliver raw materials, and the failure to effectively respond to industry changes in casings technology; risks related to our scrap metals activities, including potential environmental exposure; risks related to our real estate activities, including the extent of any tenant bankruptcies and insolvencies; risks related to our home fashion operations, including changes in the availability and price of raw materials, and changes in transportation costs and delivery times; and other risks and uncertainties detailed from time to time in our filings with the Securities and Exchange Commission. Past performance in our Investment segment is not necessarily indicative of future performance. We undertake no obligation to publicly update or review any forward-looking information, whether as a result of new information, future developments or otherwise.


NOTICE  TO  INVESTORS

ICAHN ENTERPRISES HOLDINGS LP HAS NOT YET COMMENCED THE TENDER OFFER REFERRED TO IN THIS PRESS RELEASE. UPON THE COMMENCEMENT OF ANY TENDER OFFER, ICAHN ENTERPRISES HOLDINGS LP OR ONE OF ITS SUBSIDIARIES WILL FILE A TENDER OFFER STATEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION. THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER AND SHOULD BE READ BY SECURITY HOLDERS. IF THE TENDER OFFER IS COMMENCED, SECURITY HOLDERS WILL BE ABLE TO OBTAIN AT NO CHARGE (I) THE TENDER OFFER STATEMENT AND OTHER DOCUMENTS WHEN THEY BECOME AVAILABLE ON THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV, AND (II) THE OFFER TO PURCHASE AND ALL RELATED DOCUMENTS FROM THE OFFERORS.

SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND OTHER DOCUMENTS RELATED TO THE SOLICITATION OF PROXIES BY CARL C. ICAHN, JAMES UNGER, STEVE MONGILLO, GEORGE HEBARD, HIGH RIVER LIMITED PARTNERSHIP, HOPPER INVESTMENTS LLC, BARBERRY CORP., ICAHN PARTNERS LP, ICAHN PARTNERS MASTER FUND LP, ICAHN PARTNERS MASTER FUND II L.P., ICAHN PARTNERS MASTER FUND III L.P., ICAHN ENTERPRISES G.P. INC., ICAHN ENTERPRISES HOLDINGS L.P., IPH GP LLC, ICAHN CAPITAL L.P., ICAHN ONSHORE LP, ICAHN OFFSHORE LP, BECKTON CORP. AND CERTAIN OF THEIR RESPECTIVE AFFILIATES FROM THE STOCKHOLDERS OF COMMERCIAL METALS COMPANY FOR USE AT ITS 2012 ANNUAL MEETING WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN SUCH PROXY SOLICITATION. WHEN COMPLETED, A DEFINITIVE PROXY STATEMENT AND A FORM OF PROXY WILL BE MAILED TO STOCKHOLDERS OF COMMERCIAL METALS COMPANY AND WILL ALSO BE AVAILABLE AT NO CHARGE AT THE SECURITIES AND EXCHANGE COMMISSION'S WEBSITE AT HTTP://WWW.SEC.GOV. INFORMATION RELATING TO THE PARTICIPANTS IN A POTENTIAL PROXY SOLICITATION IS CONTAINED IN EXHIBIT 2 TO THE SCHEDULE 14A FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 19, 2011.